Exhibit 21.1

SUBSIDIARIES OF FULGENT GENETICS, INC.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Fulgent Therapeutics LLC	California
Fulgent Investment Development Limited	Hong Kong
Cytometry Specialists, Inc.	Georgia
Inform Diagnostics, Inc	Delaware
Fulgent Pharma Holdings, Inc.	Delaware